SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2002
Commission File Number 1-5480

A.  Full title of the plan and address of the plan:

TEXTRON SAVINGS PLAN
40 Westminster Street
Providence, Rhode Island 02903

B.  Name of issuer of the securities held pursuant to
      the plan and address of its principal executive
       office:
TEXTRON INC.
40 Westminster Street
Providence, Rhode Island 02903

     REQUIRED INFORMATION

     Financial Statements and Exhibit

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

     Report of Independent Auditors
     Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001
     Statements of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2002 and 2001
     Notes to financial statements

     Supplemental Schedules:

     Schedule G, Part III - Schedule of Non-Exempt Transactions
     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
     Schedule H, Line 4j - Schedule of Reportable Transactions

     Exhibits:

     23 - Consent of Independent Auditors

     99.1 - Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     99.2 - Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Textron Inc., as Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.
TEXTRON SAVINGS PLAN

s/Ted R. French
Executive Vice President and Chief Financial Officer Textron Inc.
Date: June 27, 2003

Financial Statements and Supplemental Schedules

Textron Savings Plan

Years ended December 31, 2002 and 2001

Textron Savings Plan

Financial Statements
and Supplemental Schedules

Years ended December 31, 2002 and 2001

Report of Independent Auditors

Textron Inc.
Plan Sponsor
Textron Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Textron Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of non-exempt transactions for the year ended December 31, 2002, schedule of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year ended December 31, 2002, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

Boston, Massachusetts
June 6, 2003

Textron Savings Plan

Statements of Net Assets Available for Benefits
(In Thousands)

	December 31
	2002	2001
Assets
Investments	$1,340,380	$1,380,04
Non-interest bearing cash	335	44
	1,340,715	1,380,090

Accrued investment income	7,570	8,056
Total assets	1,348,285	1,388,146

Liabilities
Accrued expenses	226	210
Net assets available for benefits	$1,348,059	$1,387,936

See accompanying notes.

Textron Savings Plan

Statements of Changes in Net Assets Available for Benefits
(In Thousands)

	Year ended December 31
	2002	2001
Additions
Interest and dividends	$ 41,315	$ 42,495

Transfers from other plans	-	127,262

Contributions:
Participants
	97,477	104,517
Participant rollovers
	2,528	4,232
Employer
	42,334	45,799
	142,339	154,548
Total additions
	183,654	324,305

Deductions

Benefits paid to participants
	133,448	164,615
Transfers to other plan
	71,418	-
Net depreciation in fair value of investments
	17,387	158,936
Administrative expenses
	1,278	1,023
Total deductions
	223,531	324,574

Net decrease
	(39,877)	(269)

Net assets available for benefits:

Beginning of year
	1,387,936	1,388,205
End of year
	$1,348,059	$1,387,936

See accompanying notes.

Textron Savings Plan

Notes to Financial Statements

December 31, 2002

1. Description of Plan

General

The Textron Savings Plan (the "Plan") is primarily an employee stock ownership plan covering substantially all domestic employees of Textron Inc. ("Textron"), as defined in the Plan. The remainder of the Plan is a profit-sharing and 401(k) plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and was amended and restated effective November 1, 1999, and further amended in 2002 and 2003, to reflect the requirements of recent legislation affecting statutory changes and regulations and other plan changes

Effective January 1, 2002, the Plan designated the Textron Stock Fund as an ESOP and designated the remainder of the Plan as a profit-sharing plan. The employee stock ownership portion of the Plan and the profit-sharing portion of the Plan shall constitute a single plan.

The Plan is currently administered under the terms of a Trust Agreement, dated September 1, 1999, with Putnam Fiduciary Trust Company (the "Trustee" or "Putnam"). Putnam also serves as the Plan's recordkeeper.

Investment Options

Participants may elect to direct their employee contributions to the following funds: Textron Stock Fund, Putnam International Growth Fund, Putnam Voyager Fund, Putnam S&P 500 Index Fund, The George Putnam Fund of Boston, One Group Bond Fund, Putnam Capital Opportunities Fund (effective January 1, 2002), Putnam Asset Allocation: Balanced Portfolio (effective January 1, 2002), Putnam Equity Income Fund (effective January 1, 2002), One Group High Yield Fund (effective January 1, 2002), and the Stable Value Fund, which is primarily invested in various guaranteed investment contracts. Employer contributions are invested entirely in the Textron Stock Fund.

Contributions

Effective January 1, 2002, participants of the Plan are entitled to elect compensation deferrals up to 40% (previously 20%) of their eligible compensation, within the limits prescribed by Section 401(k) of the Internal Revenue Code (the "Code"). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions from employees and employee compensation deferrals, which are matched 50% up to 5% of eligible salary by Textron subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants' wages (Note 7).

Certain participants in the Plan are entitled to receive a retirement supplement contribution which is equal to 1% of the participant's eligible compensation. Participants eligible for a retirement supplement contribution are also eligible for a matching contribution. Contributions from these employees who receive a retirement supplement are matched 100% up to 4% of eligible salary by Textron subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants' wages.

Prior to January 1, 2002, the Trustee invested 100% of all matching contributions, 50% of each participant's pre-tax contributions, and 50% of each participant's after-tax contributions in the Textron Stock Fund. Effective January 1, 2002, the Trustee invests 100% of all matching contributions in the Textron Stock Fund, and all other contributions are participant directed. Effective September 3, 2002, employees have the ability to subsequently reallocate matching contributions among any of the investment options offered in the Plan.

Textron makes contributions to the Plan based on actual contribution levels. In addition, Textron may make additional discretionary contributions. There were no discretionary contributions made by Textron in 2002 or 2001. All forfeitures arising out of a participant's termination of employment for reasons other than retirement, disability or death are used to reduce future Textron contributions.

Transfers To/From Other Plans

During 2001, four plans merged into the Plan. The plans transferred include the Camcar Employer's Savings, Profit Sharing and Retirement Plan, the Elco Textron Inc. Profit Sharing and Savings Plan, the Edward and Associates, Inc. Defined Contribution 401(k) Plan and the Flexalloy, Inc. Retirement Savings Plan. Assets amounting to approximately $127,262,000 were transferred into the Plan.

On December 20, 2001, Textron completed the sale of its Automotive Trim business to Collins & Aikman Products Company (C&A), a subsidiary of Collins & Aikman Corporation. During 2002, the Plan transferred participant account balances and investments amounting to approximately $71,418,000 to the Collins & Aikman Personnel Savings Plan, as a result of this sale.

Benefits

In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her account, to the extent then vested, shall become distributable. Distributions are in the form of cash unless Textron stock is requested. An account will be distributed in a single payment if the value of the account is less than $5,000 when the account first becomes distributable. If the value of the account is $5,000 or more when the account first becomes distributable, a participant is not required to take a distribution immediately. However, current federal law requires Textron to begin to distribute accounts by April 1 of the year following the year in which the participant reaches age 70 1/2. A participant is always vested in the portions of his or her account attributable to his or her own contributions and compensation deferrals and to discretionary contributions by Textron. The Plan provides for full vesting of a participant's account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Textron. Benefits are recorded when paid.

Vesting

Textron's 50% matching contributions vest based on the length of service in the Plan as follows:

Months of Service	Vested Percentage

24 months but less than 36 months	25%
36 months but less than 48 months	50%
48 months but less than 60 months	75%
60 months or more	100%

Participant Accounts

A separate account is maintained for each participant and is increased by (a) the participant's contributions and compensation deferrals, (b) Textron's matching contribution, and by the pro rata share of additional discretionary contributions made by Textron, if any, (c) plan income (loss), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Notes Receivable

Active participants may have one loan outstanding and may borrow a minimum of $1,000 up to a maximum of the lesser of one-half of their vested balance or $50,000 less the participant's highest outstanding loan balance during the twelve-month period preceding the new loan request. Interest is charged at a rate of Wall Street Journal Prime Rate plus 1%, as of the first business day of the month. A $50 fee will be charged to the participant to cover the cost of administration. The loan terms may range from one to five years and are repaid primarily through automatic payroll deductions.

Plan Termination

Textron has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Textron has not expressed any intent to terminate the Plan; however, subsequent to December 31, 2002, Textron temporarily discontinued certain matching contributions (Note 7). In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Except for investment contracts, the Plan's investments are stated at fair value which, in general, equals the quoted market price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals, plus accrued interest, because these investments have fully benefit responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The fair value of the investment contracts at December 31, 2002 and 2001, was approximately $151 million and $133 million, respectively. The average yield was approximately 5.9% and 6.5%, respectively. The crediting interest rate for these investment contracts is reset annually by the issuer but cannot be less than zero and ranged from 4.86% to 7.75% in 2002 and 5.5% to 7.75% in 2001.

The fair values of investment contracts presented above are estimates of the fair value of the contracts at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts the Plan could realize or settle currently. The Plan does not necessarily intend to dispose of or liquidate such instruments prior to maturity.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All administrative expenses are paid from Plan assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2002 and 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Year ended December 31
	2002	2001
	(In thousands)
Investments at fair value as determined by quoted market price:
Textron Inc. common stock	$ 42,085	$(109,217)
Mutual funds	(59,472)	(49,719)
	$ (17,387)	$(158,936)

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan's net assets available for benefits are as follows:

	December 31
	2002	2001
	(In thousands)
Textron Inc. common stock	$873,477	$914,388
Putnam S&P 500 Index Fund	134,569	175,572

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31
	2002	2001
	(In thousands)
Investments, at fair value:
Textron Inc. common stock	$873,477	$ 914,388

	Year ended December 31
	2002	2001
	(In thousands)
Changes in net assets:
Contributions	$ 97,292	$ 137,165
Dividends	27,046	27,532
Net appreciation (depreciation)	42,085	(109,217)
Benefits paid to participants	(82,667)	(91,178)
Transfers to participant-directed investments	(73,900)	(24,781)
Transfers to other plan	(50,767)	-
Total	$ (40,911)	$ (60,479)

Effective January 1, 2002, only the Textron matching contribution is restricted to the Textron Stock Fund. Effective September 3, 2002, employees have the ability to subsequently reallocate matching contributions among any of the investment options offered in the Plan. The information presented above relating to the Textron Stock Fund, includes both participant-directed and non-participant directed activity due to the inability of the Plan recordkeeper to separate participant-directed and non-participant directed activity in the Fund.

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2002	2001
	(In thousands)

Net assets available for benefits per financial statements	$1,348,059	$1,387,936
Amounts allocated to withdrawn participants	(269)	(62)
Net assets available for benefits per Form 5500	$1,347,790	$1,387,874

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	2002	2001
	(In thousands)

Benefits paid to participants per the financial statements	$133,448	$164,615
Add: Amounts allocated on Form 5500 to withdrawn participants at the end of the year	269	62
Less: Amounts allocated on Form 5500 to withdrawn participants at the beginning of the year	(62)	(590)
Benefits paid to participants per Form 5500	$133,655	$164,087

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 6, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Subsequent Event

Effective May 1, 2003, Textron has made the decision to temporarily suspend the Company matching contributions for salaried and hourly non-union employees in the Plan. Employees who participate in the portion of the Plan with a retirement supplement will not be affected by this change.

Textron Savings Plan

Employer Identification Number 05-0315468
Plan Number 030

Schedule G, Part III, Schedule of Non-exempt Transactions
(In Thousands)

Year ended December 31, 2002

(c)
	(b)	Description of Transactions,
	Relationship to Plan,	Including Maturity Date,
(a)	Employer or Other	Rate of Interest, Collateral, Par
Identity of Issue	Party-in-Interest	or Maturity Value

Textron Inc.	Employer/Plan Sponsor	The following contributions totaling $123 were not deposited in a timely manner.

The Plan Sponsor remitted interest and earnings on the late contributions and all participant accounts have been adjusted. In addition, the Plan Sponsor also has filed Form 5330 and remitted the appropriate excise tax to the U.S. Treasury.

Week Ended	Contribution Amount	Date Remitted To Trust	Amount Remitted (including earnings)

2/3/02	$ 71	11/19/02	$ 76
2/3/02	5	2/12/03	5
3/23/02	2	3/12/03	2
3/23/02	12	2/27/03	13
6/29/02	8	11/19/02	8
7/6/02	25	11/19/02	26
	$123		$130

Textron Savings Plan

Employer Identification Number 05-0315468
Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
(In Thousands)

December 31, 2002

Identity of Issue	Description of Investments, Including Rate of Interest and Number of Shares or Units	Cost	Current Value

Common Stock:
Textron Inc.*	20,315	$ 736,245	$ 873,477

Common/Collective Trust Funds:
SEI Stable Asset Fund	5.5%		13,591
Dwight Managed Unwrapped	Variable rate		15,795
The Boston Company Money Market Fund	1.38%		2,815
Total Common/Collective Trust Funds			32,201

Mutual Funds:
Putnam S&P 500 Index Fund*	6,219		134,569
Putnam Voyager Fund*	2,130		27,799
Putnam International Growth Fund*	987		16,310
The George Putnam Fund of Boston*	2,284		33,871
Putnam Capital Opportunities Fund*	1,288		9,889
Putnam Asset Allocation: Balanced Portfolio*	425		3,560
Putnam Equity Income Fund *	650		8,197
One Group High Yield Bond Fund	197		1,406
One Group Bond Fund	3,379		37,604
Total Mutual Funds			273,205

Insurance Contracts:
AIG Life Insurance Co.
Matures 12/15/04	6.05%		6,239
Allstate Insurance Co.
Matures 01/14/05	7.75%		6,029
CDC Investment Management Co.,	5.60%		47,874
Canada Life
Matures 12/15/03	7.64%		12,061
State Street Bank	5.48%		42,798
Travelers Insurance Co.
Matures 9/15/03	7.58%		12,046
Massachusetts Mutual Life Insurance Co.
Matures 6/15/04	6.15%		8,692
Monumental Life Insurance Co.
Matures 9/15/06	4.86%		6,157
Total Insurance Contracts			141,896

Participant notes receivable	5.84% - 10.05%		19,601
Total assets held for investment purposes			$1,340,380

* Indicates party-in-interest to the Plan

Textron Savings Plan

Employer Identification Number 05-0315468
Plan Number 030

Schedule H, Line 4j, Schedule of Reportable Transactions
(Dollars In Thousands)

Year ended December 31, 2002

Identity of Party	Description	Purchase Price	Selling Price	Cost of Assets	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (iii) - Series of transactions in excess of 5% of plan assets

Textron Inc. Common Stock	Purchase of 4,590,125.431 shares in 915 transactions	$198,429		$198,429	$198,429

Textron Inc. Common Stock	Sale of 6,328,702.782 shares in 1,596 transactions		$281,512	273,670	281,512	$7,842

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 2002.